UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  )

Hawk Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42013J 204
(CUSIP Number)

Edward M. Sebastiano
c/o Hawk Systems, Inc.
2385 NW Executive Center Drive, Suite 100
Boca Raton, FL 33431
(561) 962-2885
__________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1		NAMES OF REPORTING PERSONS.
Edward M. Sebastiano
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) SC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,000,000 (issuable upon conversion of 80,000 shares of Series B Preferred Stock)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
8,000,000 (issuable upon conversion of 80,000 shares of Series B Preferred Stock)
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,000,000 (issuable upon conversion of 80,000 shares of Series B Preferred Stock)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.8%
14		TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP No. 42013J 204	Schedule 13D	Page 3 of 7

ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D  (this “Statement”) relates to shares of the common stock, par value $.01 per share (“Common Stock”) of Hawk Systems, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 2385 NW Executive Center Drive, Suite 100, Boca Raton, FL 33431.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) – (c) This Statement is filed by Edward M. Sebastiano.  Mr. Sebastiano’s address is c/o Hawk Systems, Inc., 2385 NW Executive Center Drive, Suite 100, Boca Raton, FL 334316.  Mr. Sebastiano’s present principal occupation or employment is a commodities trader through EP Trading, Inc. The address of EP Trading, Inc.'s principal offices is 264 Nottingham Road, Morganville, NJ 07751.

(d) - (e)  During the last five years, Mr. Sebastiano has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) Mr. Sebastiano is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 19, 2009, pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) between the Issuer (formerly known as Explorations Group, Inc.), Hawk Acquisition Corp., a newly formed, wholly-owned Florida subsidiary of the Issuer (“Hawk Acquisition”) and Hawk Biometric Technologies, Inc., a Florida corporation (“Hawk Biometric”), Hawk Acquisition merged with Hawk Biometric. Pursuant to the merger, Hawk Biometric was the surviving entity and became a wholly-owned subsidiary of the Issuer.

Pursuant to the terms of the Merger Agreement, as consideration for the merger, the former stockholders of Hawk Biometric received .02 shares of the Issuer’s Series B Preferred Stock for each share of Hawk Biometric Class A and Class B common stock they held.

Each share of Series B Preferred Stock is convertible into one hundred (100) shares of the Issuer’s Common Stock at any time, at the option of the holder, and will automatically be converted into Common Stock on the day following the completion of the Issuer’s anticipated 1-for-6 reverse split of its Common Stock. In accordance with the terms of the Merger Agreement, the conversion ratio of the Series B Preferred Stock is not subject to adjustment upon the occurrence of the reverse split.

ITEM 4.  PURPOSE OF TRANSACTION.

Mr. Sebastiano acquired beneficial ownership of the 8,000,000 shares of Common Stock underlying the 80,000 shares of Series B Preferred Stock as described in Item 3 herein.

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In accordance with the terms and conditions of the Merger Agreement, upon the consummation of the Merger, Eric Brown, the Issuer’s sole officer and director, resigned as a director of the Issuer on February 20, 2009 and from the position of Chief Executive Officer and President of the Issuer effective February 23, 2009.  On February 20, 2009, Mr. Sebastiano and Messrs. David Coriaty, Mark Spanakos, and Antonio DeRisi were appointed to the Board of Directors of the Issuer. In addition, on February 20, 2009, David Coriaty was appointed President and Chief Executive Officer of the Company, effective February 24, 2009.

As a result of the consummation of the Merger, the Issuer amended its Certificate of Incorporation in order to change its corporate name from “Explorations Group, Inc.” to “Hawk Systems, Inc.” on May 27, 2009.

References to, and the descriptions of, the Merger Agreement are qualified in their entirety by reference to the complete text of such agreement, which is filed as an exhibit to this Statement and incorporated by reference herein.

Depending upon then prevailing market conditions, other investment opportunities available to Mr. Sebastiano, the availability of shares of Common Stock at prices that would make the purchase of additional shares of Common Stock desirable and other investment considerations, Mr. Sebastiano may endeavor to increase his position in the Issuer through, among other things, the purchase of shares of Common Stock on the open market, or in private transactions or otherwise, on such terms and at such times as Mr. Sebastiano may deem advisable.  Mr. Sebastiano reserves the right to dispose of any or all of his shares of Series B Preferred Stock privately, or the underlying Common Stock received upon conversion of the Series B Preferred Stock in the open market, or otherwise, at any time and from time to time and to engage in any hedging or similar transactions.

Mr. Sebastiano intends to review his investment in the Issuer on a continuing basis and may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer and/or one or more other representatives of the Issuer concerning the business, operations and future plans of the Issuer.

Except as set forth in this Statement or such as would occur upon completion of any of the actions discussed above, Mr. Sebastiano does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j), inclusive, of the instructions to Item 4 of Schedule 13D.  Mr. Sebastiano may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate and adopt plans or proposals with respect thereto subject to compliance with applicable regulatory requirements.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of February 12, 2010, Mr. Sebastiano beneficially owned, in the aggregate, 8,000,000 shares of Common Stock (issuable upon conversion of 80,000 shares of Series B Preferred Stock), representing approximately 16.8% of the Issuer’s outstanding shares of Common Stock (based on 39,759,346 shares of Common Stock issued and outstanding as of February 12, 2010 according to the Issuer’s transfer agent).

(b) Mr. Sebastiano beneficially owns and has sole voting power and sole dispositive power with respect to all of the shares of Common Stock reported in this Statement as being beneficially owned by him.

(c) Except as set forth in this Statement, Mr. Sebastiano has not effected any transaction in the shares of Common Stock during the past sixty (60) days.

(d) Except for Mr. Sebastiano, no person is known by Mr. Sebastiano to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Sebastiano.

(e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

To the knowledge of Mr. Sebastiano, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between himself and any other person with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated February 19, 2009, by and between the Issuer, Hawk Acquisition Corp., and Hawk Biometric Technologies, Inc.

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SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2010

/s/ Edward M. Sebastiano
Name: Edward M. Sebastiano

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EXHIBIT INDEX

Exhibit No.	Description

1	Agreement and Plan of Merger, dated February 19, 2009, by and between the Issuer, Hawk Acquisition Corp., and Hawk Biometric Technologies, Inc.